e-Fang Accountancy Corp., & CPA
CERTIFIED PUBLIC ACCOUNTANTS
17800 Castleton St. Suite 208, City of Industry, California, USA
Tel: 001-626-810-8827/fax:001-626-810-8575
Shanghai Office:上海市中山皁爑1265巷18号1309层
上海 Tel: 021-627-88735/Fax:021-627-88762

US Securities and Exchange Commission
Division of Corporation Finance
405 Fifth Street, N.W>
Washington, D.C. 20549-0404

Attn:	Mr. Steven Jacobs, Esq.
Accounting Branch Chief
Re:	China Education Alliance, Inc.
File No. 333-101167

March 11, 2006

Dear Mr. Jacobs:

I write in response to your letter dated March 3, 2006. You requested us to explain how we, e-Fang Accountancy Corp., plan on performing the audit of the international operations of China Educational Alliance Inc.

e-Fang Accountancy Corp. is a PCAOB registered public accounting firm located in City of Industry, California. We conduct audit following all the requirements set forth by regulatory agencies. The audit of the international operations of China Educational Alliance Inc. will be conducted by auditors from our firm only. There will not be any foreign audit firm’s participation in any part of the audit procedures. All the auditors involved in the audit of China Educational Alliance Inc. are fluent in both English and Chinese languages, and have good understanding of the accounting operations in China. We are in full control at all stages, engagement, planning, field work, etc. of the audit procedures.

We appreciate your concerns and hope we have provided you a clear picture of out plan. We would be very happy to provide you further information should you have any more questions.

Sincerely,

By: /s/ Eva Yi-Fang Tsai

Eva Yi-Fang Tsai, CPA
e-Fang Accountancy Corp.